

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 29, 2015

<u>Via E-mail</u>
David Zalman
Chairman and Chief Executive Officer
Prosperity Bancshares, Inc.
Prosperity Bank Plaza
4295 San Felipe
Houston, TX 77027

> **Re: Prosperity Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 8, 2015**
> **File No. 333-207346**

Dear Mr. Zalman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1.   Please revise to disclose the possible upward and downward adjustments to the merger consideration in greater detail. Alternatively, you may add a cross-reference to the relevant Q&A on pages 1 – 2 of the prospectus.

<u>Opinion of Tradition's Financial Advisor, page 39</u>

2.   We note your disclosure that Sandler O'Neill discussed certain projected financial information with the senior management of Prosperity, including:

- certain projected transaction costs, purchase accounting adjustments, expected cost savings and other synergies, as disclosed in the sixth bullet on page 40; and

- an estimated long-term annual growth rate and dividend payout ratio, as disclosed in the first full paragraph on page 41.

Please revise to disclose any material projections or provide us an analysis supporting your determination disclosure of such projections is not material.

Financial Interests of Directors and Officers of Tradition . . . , page 58

3. In the last bullet on page 58, you disclose that "Prosperity's obligation to complete the merger is subject to Tradition Bank terminating and fully liquidating its deferred compensation agreements with certain executive officers . . . ." Please revise to quantify the aggregate interests of each such executive officer with respect to the deferred compensation agreements.

Material U.S. Federal Income Tax Consequences of the Merger, page 62

4. We note your election to file short-form tax opinions as exhibits to the prospectus. Therefore, your disclosure in this section does not appear sufficient to constitute counsels' tax opinions. We refer to your disclosure on page 63 that it is a condition to completion of the merger that each of Prosperity and Tradition will receive a legal opinion that the merger will be treated as a "reorganization." Please revise your disclosure to state clearly that the discussion in the tax consequences section of the prospectus is counsels' opinion. Alternatively, please file long-form tax opinions.

Exhibits

5. Please file the following as exhibits to the registration statement:

- the voting agreement, as discussed in the last paragraph of page 9; and

- the employment agreements with Prosperity Bank, as discussed in the penultimate bullet on page 58.

Alternatively, please tell us how you concluded that you are not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Shanna Kuzdzal
        Jason M. Jean, Esq.